FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square

Edinburgh EH2 2YE

Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim Results

for the half year ended

30 June 2005

THE ROYAL BANK OF SCOTLAND GROUP plc

THE ROYAL BANK OF SCOTLAND GROUP plc

PRESENTATION OF INFORMATION

In preparing its interim results, the Group has applied IFRS expected to be extant at 31 December 2005.

As a result of continued amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ during 2004 and into 2005 the Group was not in a position fully to implement this standard for statutory reporting from 1 January 2004. The Group has therefore taken advantage of the option in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ to implement IAS 39, together with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IFRS 4 ‘Insurance Contracts’, from 1 January 2005 without restating its 2004 profit and loss account and balance sheet. This comparative information is referred to as the ‘statutory basis’ or ‘statutory results’. This was the basis for the Group’s IFRS Transition Report published on 8 June 2005.

However, given the importance of IAS 32, IAS 39 and IFRS 4, the Group provided an indication of their effect on profit before tax and on earnings per share in June 2005. We are now providing detailed comparative information on a pro forma basis that includes the estimated effect of these standards for the six months to 30 June 2004 to facilitate inter-period comparison. Their overall effect on profit before tax and earnings per share is consistent with the guidance given in June 2005.

The pro forma income statement for the six months ended 30 June 2004 has been prepared as though the requirements of IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 except for the requirements relating to hedge accounting; no hedge ineffectiveness has been recognised in profit or loss. Impairment provisions reflect the information and estimates on which previous GAAP provisions were established. Classification of financial assets into held-to-maturity, held-for-trading, available-for-sale, loans and receivables or designated as at fair value through profit or loss at 1 January 2004 is consistent with the approach adopted on 1 January 2005 for the statutory information.

The results for 2005 with pro forma comparatives for 2004 are presented on pages 5 to 37 and with the statutory results for 2004 on pages 39 to 55. A consolidated opening balance sheet as at 1 January 2005 is presented on page 30 incorporating the initial effect of implementing IAS 32, IAS 39 and IFRS 4.

The bases of preparation of the pro forma information are detailed on page 33 and the principal adjustments to the statutory results are detailed on pages 40 to 41.

THE ROYAL BANK OF SCOTLAND GROUP plc

2005 FIRST HALF HIGHLIGHTS

Compared with 2004 first half pro forma results

•	Income up 15% to £12,465 million.

•	Profit before tax, intangibles amortisation and integration costs up £598 million, 18% to £4,011 million.

•	Profit before tax up 14% to £3,688 million.

•	Excluding acquisitions and currency movements, income was up 10%, costs up 9% and operating profit up 12%.

•	Cost:income ratio, excluding acquisitions 41.7% compared with 41.8% for the first half of 2004.

•	Adjusted earnings per ordinary share up 8% to 86.7p.

•	Basic earnings per ordinary share up 4% to 79.8p.

•	Customer growth in all divisions.

•	Average loans and advances to customers up 25%.

•	Average customer deposits up 16%.

•	Overall credit quality stable and problem loan metrics continue to improve.

•	Interim dividend 19.4p per ordinary share, up 15.5%.

Comparison with 2004 first half statutory results is set out on page 43 of this Announcement.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESULTS SUMMARY

	First half 2005 £m	Pro forma First half 2004 £m	Increase £m	Statutory First half 2004 £m
Total income	12,465	10,861	1,604	11,192

Operating expenses*	5,485	4,744	741	4,697

Operating profit before provisions*	4,858	4,196	662	4,505

Profit before tax, intangibles amortisation and integration costs	4,011	3,413	598	3,767

Intangibles amortisation	42	4	38	4

Integration costs	281	178	103	178

Profit before tax	3,688	3,231	457	3,585

Cost:income ratio**	42.2%	41.8%		40.1%

Cost:income ratio** excluding acquisitions	41.7%	41.8%		40.1%

Basic earnings per ordinary share	79.8p	76.4p	3.4p	79.7p

Adjusted earnings per ordinary share***	86.7p	80.6p	6.1p	83.9p

*	excluding intangibles amortisation and integration costs.
**	the cost:income ratio is based on operating expenses excluding intangibles amortisation and integration costs, and after netting operating lease depreciation against rental income.
***	adjusted earnings per ordinary share is based on earnings adjusted for intangibles amortisation and integration costs.

Sir Fred Goodwin, Group Chief Executive, said:

“These results continue some consistent themes in the Group’s performance - double digit income, profit and dividend growth and an increasing diversity of income by both geography and business segment.

I am particularly pleased with the performance of Corporate Banking and Financial Markets which has delivered high quality earnings across its business here in the UK and also in Europe, the US and Asia Pacific. In addition Citizens, Ulster Bank and RBS Insurance have each delivered a good performance, while keeping the integration of their respective acquisitions well on target.

Despite the well documented easing of consumer demand in the UK our Retail Markets divisions recorded increased income and customer numbers.

Increasing diversity ensures we can gain from strengthening market conditions in different geographies and consequently are not overly dependent on the performance of any single economy”.

THE ROYAL BANK OF SCOTLAND GROUP plc

PRO FORMA RESULTS

To allow more meaningful comparison with the 2005 first half results, pro forma results have been prepared for the first half of 2004. The pro forma results include the impact of standards relating to financial instruments and insurance contracts (IAS 32, IAS 39 and IFRS 4) and the bases of preparation of these results and the principal adjustments to the statutory results are described on pages 33 and 40 and 41, respectively.

A detailed reconciliation of the consolidated income statement for the six months ended 30 June 2004 from a statutory basis to a pro forma basis is shown on page 41.

The Group Chief Executive’s review on page 6 and the financial review on pages 10 to 37 compare the results for the first half of 2005 with the pro forma results for the first half of 2004.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW

We have delivered strong income and profit growth in the first half of 2005. Profit before tax, amortisation of intangibles and integration costs increased by 18% to £4,011 million. Our ability to achieve sustained growth owes much to the diversity of our income streams, which are balanced both by geography and by customer, and to the growing contribution of recent acquisitions.

Total income increased by 15% to £12,465 million. Corporate Banking and Financial Markets and Citizens produced particularly strong performances, tempered by a lower rate of growth in our Retail Markets business, comprising Retail Banking, Retail Direct and Wealth Management. Underlying business metrics remain good with improved customer service scores and growth in customer numbers in all divisions. Excluding acquisitions and currency movements, total income rose by 10%.

Growth in both lending and deposits has remained strong. Average loans and advances to customers increased by 17%, excluding acquisitions. We were especially successful in expanding our mortgage book, with good growth in the UK and Ireland. Average customer deposits, excluding acquisitions, grew by 9%, with customer balances in higher interest savings accounts growing faster than current account balances.

Excluding acquisitions and currency movements, operating expenses increased by 9% and the cost:income ratio improved slightly to 41.7% compared with 41.8% in the first half of 2004. Including Charter One, with its higher cost:income ratio, the Group’s cost:income ratio was 42.2%. All of the Group initiatives to improve efficiency remain fully on track albeit that IFRS re-bases the cost:income ratio to a higher level.

Overall credit quality remains stable, with total provisions rising more slowly than average loans and advances. Lower rates of provisioning in CBFM reflected the continuation of the trend of improving credit quality in corporate banking. Against this, as we indicated at the time of our final results for 2004, provisions in Retail Markets have risen, reflecting the growth in lending in previous years as well as a slight increase in the proportion of customers in arrears.

Operating profit excluding acquisitions and currency movements increased by 12% and adjusted earnings per share increased by 8% to 86.7p. Dividend per share has increased by 15.5%.

Capital ratios at 30 June 2005 were 6.6% (Tier 1) and 11.4% (Total). The implementation of IFRS and the consequent changes to the FSA rules, particularly in respect of pension fund deficits, reduced the Group’s Tier 1 ratio at 30 June 2005 by 50 basis points. On a like for like basis, the Group’s Tier 1 ratio would have been 7.1% compared with 7.0% at 31 December 2004 under UK GAAP.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

REVIEW OF DIVISIONS

Corporate Banking and Financial Markets (CBFM) achieved a strong performance in the first half, with further progress from our core mid-corporate franchise and particularly robust growth from large corporate and institutional banking. Total income rose by 16% to £4,308 million and contribution by 23% to £2,534 million.

All CBFM’s principal businesses experienced strong lending growth, with average loans and advances to customers increasing by 17%. Large corporates, especially, increased drawings on their loan facilities. Customer deposits grew by 13%. Net interest income, excluding the cost of funding rental assets, grew by 10% to £1,700 million.

Non-interest income increased by 20% to £2,841 million, with strong performances from the full range of our businesses. Fee income from customer services in risk management, financial structuring debt raising and banking operations grew strongly as we continued to extend our customer franchise and other non-interest income from a range of businesses was up from a low level in the first half of 2004. Income from trading activities also rose strongly. This reflects an excellent performance by our growing interest rate derivatives business, driven by increasing customer volumes, as well as the expansion of our financial markets activities in Europe and the US. RBS Greenwich Capital also delivered income from trading activities that matched its strong result in the first half of 2004.

We have continued to invest in the development of our financial markets and structured finance businesses in Europe, as well as in our core corporate banking operations in the UK. In the US, our debt capital markets business, launched just over a year ago, is already producing encouraging results. These investments, together with higher performance-related bonuses, contributed to a 13% increase in costs to £1,589 million.

CBFM’s strong performance in the first half maintains the division’s consistent record of growing both income and contribution, thanks to the strength and diversity of its businesses, and to the investment made over the years in expanding its product and geographic coverage.

Retail Markets was established in June to strengthen co-ordination and delivery of our multi-brand retail strategy. It increased total income by 6% and contribution before impairment provisions by 5% in the first half of 2005. The component parts of Retail Markets: Retail Banking, Retail Direct and Wealth Management are discussed below.

•	Retail Banking has faced more difficult market conditions, with consumer lending growing at a slower pace than in recent years, some tightening of lending spreads and an increase in provisions. We have, however, continued to outgrow the market in mortgages, where average lending rose by 16% to £45.1 billion. Total income increased by 3% to £2,621 million, and contribution fell by 2% to £1,480 million.

Retail Banking net interest margin declined as price repositioning of the unsecured lending book resulted in a greater percentage at current pricing; growth in savings products outstripped that in current accounts and other low interest accounts; and low risk mortgages continued to grow strongly.

With direct expense growth contained at 2%, Retail Banking’s contribution before provisions increased by 1% to £1,775 million. Provisions for loan impairment rose by 18% to £295 million. This largely reflects growth in lending over recent years.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

REVIEW OF DIVISIONS (continued)

•	Retail Direct increased its income by 13% reflecting continued good growth in card and payment services, supermarket banking and mortgages. Increased provisions, resulting from some credit quality deterioration in credit cards, as we signalled earlier in the year, limited its contribution to £325 million, up 4%.

Net interest income rose by 12%, with average lending up 11% and net interest margins held stable. Mortgage balances grew particularly strongly, rising by 25% to £10.6 billion. The mix effect of this strong growth in mortgages, which earn lower margins, reduced the net interest margin. This was, however, offset by an increase in interest-bearing credit card balances as a percentage of total card balances.

Tesco Personal Finance continued to make strong progress, winning customers especially in credit cards.

Direct expenses grew by 9%, reflecting continued investment in new business areas such as First Active mortgages in the UK. Provisions for loan impairment increased by 34% to £278 million, reflecting growth in lending volumes as well as the increasing arrears levels we reported at the year end. The trend in arrears has, however, shown signs of stabilisation in recent months.

•	Wealth Management increased its income by 8% and its contribution by 16% to £208 million, with good growth from Coutts UK. Net interest income rose by 5%, as a result of good growth in lending and deposit volumes. Non-interest income was 10% higher, reflecting both improved equity markets and new investment business.

Manufacturing’s costs increased by 9% to £1,317 million, though this increase would have been lower without the application of new IFRS rules on software amortisation. In addition to supporting normal growth in the business, the increase reflected mostly higher technology spending, which is delivering income and cost benefits across the Group, and the continuing upgrade of our regional property portfolio, including the opening of our new Spinningfields regional centre in Manchester.

Citizens’ income increased, in US dollars, by 72% and its contribution rose by 79% to $1,403 million, including Charter One, whose integration into the Group remains fully on track to deliver the cost savings and income benefits we anticipated. Charter One contributed $516 million in the six month period. The first phase of integration – the technology conversion – was completed last month, five months ahead of schedule. This paves the way for a second phase of cost savings derived from transforming the way Charter One does business, and gives us the ability to introduce the Citizens product-set to Charter One existing and new customers.

Citizens’ New England and Mid-Atlantic franchise, meanwhile, continued to achieve good growth. Excluding Charter One, Citizens’ total income rose by 12% and contribution by 13% to $887 million, with good volume growth in both deposits and lending partially offset by the effect of tighter asset spreads on net interest margin.

RBS Insurance increased its income by 7% and its contribution by 6% to £435 million – a good performance in difficult market conditions. The Group continued to build on its already strong position in the UK insurance market, with the number of motor policies increasing by 6% from 30 June 2004, and has succeeded in raising premium income, despite continued competitive pressure on pricing. Privilege made good progress, with motor policy numbers increasing by 25% between December and June. Motor policy numbers in continental Europe rose by 15%. Although net claims increased by 8%, partly as a result of the severe storms experienced earlier in the year, tight expense control meant that the UK combined operating ratio, including manufacturing costs, improved slightly to 93.1%, compared with 93.3% for the full year 2004. The integration of Churchill remains fully on track, and its contribution in the first half, net of manufacturing costs, rose to £103 million. That is more than the profit of £86 million it reported for the whole of 2002, the year before its acquisition.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

REVIEW OF DIVISIONS (continued)

Ulster Bank increased its income by 15% and its contribution by 18% to £251 million. Net interest income rose by 18%, reflecting strong growth in lending. Mortgage lending grew especially strongly, with particularly good progress in the Republic of Ireland, where our share of new business is now up to 18%. The mix impact of this contributed to a decline in net interest margin. Non-interest income also gained from strong growth in lending fees. The integration of First Active remains fully on track.

Outlook

The economic outlook for the remainder of 2005 remains clearly positive, although it is noticeable that some of the elements contributing to this view have changed during the first half of the year.

In the UK it now seems likely that interest rates have peaked, which should ease some of the pressure felt on household budgets, to which interest rates have been but one contributor. At the same time, consumer credit quality shows signs of having stabilised, against a backdrop of historically high levels of employment and household wealth. That said the attendant “belt tightening” in the consumer sector has created a sense of the prospects for both growth and sentiment whilst satisfactory in absolute terms are relatively more subdued than earlier in the year.

The prospects for our business in the United States are markedly better given the robust performance of the US economy. While the economic environment is subdued in some areas of Europe, the prospects for the relevant parts of the economy in which we operate comfortably support our growth targets.

Our results for the first half highlight the benefits of strength and diversity in our operations and income streams, and we would expect this to be equally apparent in the second half of the year.

Sir Fred Goodwin

Group Chief Executive

THE ROYAL BANK OF SCOTLAND GROUP plc

SUMMARY CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2005 (unaudited)

In the income statement set out below, intangibles amortisation and integration costs are shown separately. In the statutory income statement on page 42, these items are included in operating expenses.

	First half 2005 £m		Pro forma First half 2004 £m
Net interest income	4,734		4,271

Non-interest income (excluding insurance net premium income)	4,902		3,896
Insurance net premium income	2,829		2,694

Non-interest income	7,731		6,590

Total income	12,465		10,861
Operating expenses	5,485		4,744

Profit before other operating charges	6,980		6,117
Insurance net claims	2,122		1,921

Operating profit before provisions	4,858		4,196
Provisions	847		783

Profit before tax, intangible assets amortisation and integration costs	4,011		3,413
Amortisation of purchased intangible assets	42		4
Integration costs	281		178

Profit on ordinary activities before tax	3,688		3,231
Tax on profit on ordinary activities	1,095		914

Profit for period	2,593		2,317
Minority interests	34		16
Preference dividends	25		—

Profit attributable to ordinary shareholders	2,534		2,301

Basic earnings per ordinary share (Note 5)	79.8	p	76.4	p

Adjusted earnings per ordinary share (Note 5)	86.7	p	80.6	p

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW – PRO FORMA BASIS

In the following analyses, the results for the six months ended 30 June 2005 are compared with the pro forma results for the six months ended 30 June 2004, which are presented in accordance with the bases of preparation detailed on page 33.

Profit

Profit before tax, intangibles amortisation and integration costs increased by 18% or £598 million, from £3,413 million to £4,011 million.

Profit before tax was up 14%, from £3,231 million to £3,688 million.

Total income

The Group achieved strong growth in income during the first half of 2005. Total income was up 15% or £1,604 million to £12,465 million. Excluding acquisitions and at constant exchange rates, total income was up by 10%, £1,079 million.

Net interest income increased by 11% to £4,734 million and represents 38% of total income (2004 - 39%). Average loans and advances to customers and average customer deposits grew by 25% and 16% respectively, or 17% and 9% respectively excluding acquisitions.

Non-interest income increased by 17% to £7,731 million and represents 62% of total income (2004 - 61%). Fees receivable were up 17% with good growth in transmission and card related fees reflecting higher volumes. General insurance premium income increased by 6%, reflecting volume growth in both motor and home insurance products. In Financial Markets, income from trading activities grew strongly with increased volumes reflecting growth in customer-driven products resulting in an increase in revenue of 14%. Income from rental assets (operating lease and investment property portfolios) grew by 11% to £725 million.

Net interest margin

The Group’s net interest margin at 2.60% was down from 2.83% in 2004. Of the reduction of 23 basis points, strong organic growth in lower margin mortgage lending accounted for 9 basis points. The balance of the decline includes the flattening of the US dollar yield curve (4 basis points), a change in the deposit mix (3 basis points), the price repositioning of the Group’s UK retail unsecured lending book (3 basis points) and higher levels of rental assets (2 basis points).

Operating expenses

Operating expenses, excluding intangibles amortisation and integration costs, rose by 16% to £5,485 million in support of higher business volumes together with investment in efficiency enhancement and business development initiatives. Excluding acquisitions and at constant exchange rates, operating expenses were up by 9%, £447 million.

Cost:income ratio

The Group’s cost:income ratio was 42.2% compared with 41.8% in 2004. Excluding acquisitions and at constant exchange rates, the cost:income ratio improved slightly to 41.7%.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, which under IFRS include maturities and surrenders, increased by 10% to £2,122 million reflecting volume growth and maturities of our guaranteed capital bond.

Provisions

The profit and loss charge for impairment provisions was £847 million compared with £783 million in the first half of 2004, an increase of 8%, or 5% excluding acquisitions. This reflects improvements in credit quality in CBFM and higher provisions in unsecured lending due to both growth in previous years and increased arrears in credit cards.

THE ROYAL BANK OF SCOTLAND GROUP plc

Financial Review – PRO FORMA BASIS (continued)

The ratio of risk elements in lending to gross loans and advances to customers excluding reverse repos improved to 1.63% at 30 June 2005 (1 January 2005 – 1.84%).

Risk elements in lending and potential problem loans represented 1.64% of gross loans and advances to customers excluding reverse repos at 30 June 2005 (1 January 2005 – 1.85%).

Provision coverage of risk elements in lending and potential problem loans improved to 71% at 30 June 2005 (1 January 2005 – 70%).

Integration

Integration costs were £281 million compared with £178 million in the first half of 2004. Included in both periods is some £140 million of software costs previously written-off as incurred under UK GAAP but now amortised under IFRS relating to the acquisition of NatWest. All such software will be fully amortised by the end of 2005. The balance principally relates to the integration of Churchill, First Active and Citizens’ acquisitions, including Charter One which was acquired in August 2004.

Earnings and dividends

Basic earnings per ordinary share increased by 4%, from 76.4p to 79.8p. Earnings per ordinary share adjusted for intangibles amortisation and integration costs, increased by 8%, from 80.6p to 86.7p.

An interim dividend of 19.4p per ordinary share, an increase of 15.5%, will be paid on 7 October 2005 to shareholders registered on 12 August 2005. The interim dividend is covered 4.5 times by earnings before intangibles amortisation and integration costs.

Balance sheet

Total assets were £757.2 billion at 30 June 2005, 9% higher than total assets of £696.5 billion at 1 January 2005.

Lending to customers, excluding repurchase agreements and stock borrowing (“reverse repos”), increased in the first half of 2005 by 11% or £34.2 billion to £349.4 billion. Customer deposits, excluding repurchase agreements and stock lending (“repos”), grew by 7% or £18.7 billion to £276.4 billion over the same period. Compared with 30 June 2004, average loans and advances to customers increased by 25%, £61.0 billion, and average customer deposits were up 17%, £35.3 billion.

Capital ratios at 30 June 2005 were 6.6% (Tier 1) and 11.4% (Total). The implementation of IFRS and the consequent changes to the FSA rules, particularly in respect of pension fund deficits, reduced the Group’s Tier 1 ratio at 30 June 2005 by 50 basis points. On a like for like basis, the Group’s Tier 1 ratio would have been 7.1% compared with 7.0% at 31 December 2004 under UK GAAP.

Profitability

The adjusted after-tax return on ordinary equity, which is based on profit attributable to ordinary shareholders before intangibles amortisation and integration costs, and average ordinary equity, was 18.2% compared with 19.0% for the first half of 2004. This movement reflects underlying improvements in profitability offset by the impact of acquisitions.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The contribution of each division before amortisation of purchased intangible assets, integration costs and, where appropriate, Manufacturing costs is detailed below.

	First half 2005 £m	Pro forma First half 2004 £m	Increase %
Corporate Banking and Financial Markets	2,534	2,054	23
Retail Markets
Retail Banking	1,480	1,507	(2)
Retail Direct	325	314	4
Wealth Management	208	180	16
Total Retail Markets	2,013	2,001	1
Manufacturing	(1,317)	(1,211)	(9)
Citizens	749	430	74
RBS Insurance	435	410	6
Ulster Bank	251	212	18
Central items	(654)	(483)	(35)

Profit before amortisation of purchased intangible assets and integration costs	4,011	3,413	18

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE BANKING AND FINANCIAL MARKETS

	First half 2005 £m	Pro forma First half 2004 £m
Net interest income excluding funding cost of rental assets	1,700	1,552
Funding cost of rental assets	(233)	(197)

Net interest income	1,467	1,355

Fees and commissions receivable	786	695
Fees and commissions payable	(134)	(126)
Income from trading activities	1,175	1,034
Income from rental assets	725	654
Other operating income	289	101

Non-interest income	2,841	2,358

Total income	4,308	3,713

Direct expenses
- staff costs	982	830
- other	256	233
- operating lease depreciation	351	343

	1,589	1,406

Contribution before provisions	2,719	2,307
Provisions	185	253

Contribution	2,534	2,054

	30 June 2005 £bn	1 January 2005 £bn
Total assets*	414.3	360.9
Loans and advances to customers – gross*
- banking book	151.1	137.9
- trading book	13.9	10.1
Rental assets	12.4	11.5
Customer deposits*	107.4	100.6

*	excluding reverse repos and repos

Corporate Banking and Financial Markets (“CBFM”) is the largest provider of banking services and structured financing to medium and large businesses in the UK and a growing provider of debt financing and risk management solutions to large businesses in Europe and North America and to financial institutions worldwide.

The business provides an integrated range of products and services, including corporate and commercial banking, treasury and capital markets products, structured and acquisition finance, trade finance, leasing and factoring. CBFM is also a leading global provider of debt, foreign exchange and derivatives products and includes RBS Greenwich Capital in North America.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE BANKING AND FINANCIAL MARKETS (continued)

Contribution increased by 23% or £480 million to £2,534 million reflecting growth in all business areas and a lower charge for provisions. Contribution before provisions increased by 18% to £2,719 million.

Total income was up 16% or £595 million to £4,308 million. Strong growth was achieved across all major geographies, with our non-UK businesses continuing to produce good results, reflecting the investment we have made in them in prior years.

Net interest income, excluding the cost of funding rental assets, increased 10% or £148 million to £1,700 million. All businesses experienced strong lending growth. Average loans and advances to customers in the banking businesses increased by 17% to £125.2 billion partly due to higher utilisations of lending facilities by large corporates. Average customer deposits in the banking businesses also increased by 13% to £83.1 billion, with particularly strong growth in large corporate and institutional deposits.

Non-interest income rose by 20% to £2,841 million. Within this figure, fees earned from customer services in risk management, financial structuring, debt-raising and banking operations rose by £91 million or 13% to £786 million as we continued to extend our customer franchise. Fees payable increased by £8 million, or 6%.

Income from trading activities, which arises from our role in providing customers with debt and risk management products in interest rate, currency and credit, rose by 14% or £141 million to £1,175 million. The income growth has been achieved through increasing customer volumes across the product range and the strengthening of our customer franchise, notably with global financial institutions. Average trading value-at-risk remained modest at around £12 million.

The asset rental business, comprising operating lease assets and investment properties continued to grow with average rental assets increasing by 7% to £11.7 billion; income from rental assets was 11% higher at £725 million.

Other operating income, including realised gains and changes in fair value of financial assets, rose to £289 million, compared with £101 million in the first half of 2004, and with £245 million in the second half of 2004.

Direct expenses increased by 13% or £183 million to £1,589 million. The increase in staff costs reflects higher performance-related bonuses and the expansion of our debt capital markets business in the US in the second half of last year.

The charge for loan impairment provisions amounted to £185 million, a decrease of 27%, or £68 million. The lower charge reflects the continuing strong credit fundamentals in our corporate lending portfolio.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS

Retail Markets comprises Retail Banking, Retail Direct and Wealth Management. The performance of each of these divisions is discussed on pages 17 to 20.

	First half 2005 £m	Pro forma First half 2004 £m
Net interest income	2,181	2,148
Non-interest income	1,791	1,601

Total income	3,972	3,749

Direct expenses
- staff costs	733	710
- other	430	410

	1,163	1,120

Insurance net claims	226	170

Contribution before provisions	2,583	2,459
Provisions	570	458

Contribution	2,013	2,001

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL BANKING

	First half 2005 £m	Pro forma First half 2004 £m
Net interest income	1,542	1,567
Non-interest income	1,079	969

Total income	2,621	2,536

Direct expenses
- staff costs	477	467
- other	143	142

	620	609

Insurance net claims	226	170

Contribution before provisions	1,775	1,757
Provisions	295	250

Contribution	1,480	1,507

	30 June 2005 £bn	1 January 2005 £bn
Total banking assets	75.8	72.8
Loans and advances to customers – gross
- mortgages	46.5	44.1
- personal	13.5	13.0
- business	16.1	15.2
Customer deposits	74.1	71.4

Retail Banking comprises both The Royal Bank of Scotland and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets through a network of branches, telephone, ATMs and the internet.

Contribution fell by 2% or £27 million to £1,480 million, reflecting a slower pace of growth in consumer lending and an increased charge for provisions. Contribution before provisions increased by 1% or £18 million to £1,775 million.

Total income increased by 3% or £85 million to £2,621 million. Overall customer numbers have continued to increase since June 2004 with personal customers up 260,000. We have also opened more savings accounts for our existing current account customers and new customers, with personal savings accounts up by 423,000 in the past year.

Net interest income was 2% or £25 million lower at £1,542 million. Growth in customer advances, particularly mortgage lending, remains strong. Average loans to customers grew by 14% to £73.3 billion, although the rate of growth has slowed in the first half of this year. Average mortgage lending grew by 16% to £45.1 billion, with unsecured personal lending up 12% to £13.0 billion and business loans up 10% to £15.2 billion. Average customer deposits increased by 6% to £69.2 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL BANKING (continued)

Net interest margin declined as price repositioning of the unsecured lending book resulted in a greater percentage at current pricing; growth in savings products outstripped that in current accounts and other low interest accounts; and low risk mortgages continued to grow strongly.

In non-interest income, bancassurance premium and other income was £319 million compared with £262 million, reflecting improved investment returns and strong sales of commission-based single premium bonds. Annualised Premium Equivalent income was £73 million or 2% higher than 2004.

Other non-interest income increased by 7% or £53 million to £760 million. This reflects good growth in fee income in both our core personal and small business banking areas.

Direct expenses increased by 2% or £11 million to £620 million. We continue to invest in customer- facing activities with the focus on customer service and staff availability. At the same time we are achieving operating efficiencies in other areas.

Net claims in bancassurance, which under IFRS include maturities and surrenders, were £226 million compared with £170 million in 2004, mainly reflecting maturities of our successful guaranteed capital bond.

The charge for loan impairment provisions increased by 18% or £45 million to £295 million. The increased charge principally reflects the growth in lending over recent years, including the 17% growth achieved in 2004.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL DIRECT

	First half 2005 £m	Pro forma First half 2004 £m
Net interest income	425	378
Non-interest income	532	469

Total income	957	847

Direct expenses
- staff costs	129	120
- other	225	205

	354	325

Contribution before provisions	603	522
Provisions	278	208

Contribution	325	314

	30 June 2005 £bn	1 January 2005 £bn
Total assets	25.7	23.0
Loans and advances to customers - gross
- mortgages	12.0	9.4
- cards	9.1	9.3
- other	4.3	3.8
Customer deposits	2.7	2.7

Retail Direct issues a comprehensive range of credit and charge cards through The Royal Bank of Scotland, NatWest and other brands, including MINT and Tesco Personal Finance (TPF). Other products and services are offered to consumers through The One account, First Active UK, Direct Line Financial Services, Lombard Direct and other brands. Through Streamline and International Merchant Services, which includes WorldPay and Bibit, it is the leading merchant acquirer in Europe and ranks 4th globally. Retail Direct also offers a range of consumer products in Continental Europe through the RBS and Comfort brands.

Contribution rose by 4% or £11 million to £325 million reflecting good underlying business growth offset by increased provisions. Contribution before provisions increased by 16% to £603 million.

Total income was up 13% or £110 million to £957 million, reflecting continued good growth in card and payment services, supermarket banking (TPF) and mortgages. During the twelve months to 30 June 2005, the total number of customer accounts increased by 635,000, of which 325,000 were in the first half of 2005.

Net interest income was up 12% or £47 million to £425 million. Average lending rose by 11% to £23.5 billion with slower growth in unsecured lending and continued strong growth in mortgage lending, up 25% at £10.6 billion. The growth in mortgage lending resulted mainly from the successful launch of First Active UK, whilst The One account has grown 18%. Average customer deposits were £2.7 billion, up 1% from the prior year.

Non-interest income was up 13% or £63 million to £532 million, reflecting growth in underlying transaction volumes.

Direct expenses increased by 9% or £29 million to £354 million, reflecting higher business volumes and investment in new business areas, including First Active UK.

The provision charge was £278 million, up £70 million or 34%. The higher charge reflects both balance growth in previous years and the increase in credit card arrears that began to emerge in the second half of 2004. This continued into 2005, although there are recent signs of stabilisation.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - WEALTH MANAGEMENT

	First half 2005 £m	Pro forma First half 2004 £m
Net interest income	214	203
Non-interest income	180	163

Total income	394	366

Expenses
- staff costs	127	123
- other	62	63

	189	186

Contribution before provisions	205	180
Provisions – release	(3)	—

Contribution	208	180

	30 June 2005 £bn	1 January 2005 £bn
Loans to customers	7.4	7.0
Investment management assets – excluding deposits	23.1	21.6
Customer deposits	24.0	22.3

Wealth Management comprises Coutts Group, Adam & Company, The Royal Bank of Scotland International, and NatWest Offshore.

Contribution at £208 million was £28 million or 16% higher.

Total income increased by 8% or £28 million to £394 million. This reflects good growth in Coutts UK, which increased its customer base by 7% over the 12 months from June 2004.

Net interest income increased by 5% or £11 million to £214 million, reflecting growth in lending and deposit volumes. Average loans to customers increased by 20% to £7.1 billion and average customer deposits by 8% to £22.8 billion.

Non-interest income increased by 10% or £17 million to £180 million, with higher fee income resulting from an increase in investment volumes. This reflected both new business and an improvement in equity markets. Investment management assets excluding deposits increased by £1.5 billion or 7% to £23.1 billion in the first half of 2005.

Expenses were up by 2% or £3 million to £189 million with an increase in staff costs of £4 million, 3%, to £127 million partially offset by a reduction of £1 million, 2% in other costs.

Net recoveries of loan impairment provisions amounted to £3 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING

	First half 2005 £m	Pro forma First half 2004 £m
Staff costs	358	351
Other costs	959	860

Total manufacturing costs	1,317	1,211

Analysis:
Group Technology	449	406
Group Purchasing and Property Operations	485	438
Customer Support and other operations	383	367

Total manufacturing costs	1,317	1,211

Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Manufacturing drives optimum efficiencies and supports income growth across multiple brands and channels by using a single scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The expenditure incurred by Manufacturing relates to shared costs principally in respect of the Group’s UK and Ireland banking and insurance operations. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets.

Manufacturing’s costs increased by £106 million or 9% to £1,317 million. This includes the effect of software amortisation under IFRS; excluding this, costs rose by 6%.

Group Technology costs increased by 11% to £449 million. Excluding software amortisation, costs grew by 4%, reflecting increased expenditure to support business volumes partly offset by efficiency improvements.

Group Purchasing and Property Operations costs increased by 11% to £485 million, reflecting the continuing upgrade of the Group’s regional property portfolio, including Birmingham, Manchester and Southend, as well as our continuing programme of branch improvements.

Customer Support and other operations costs were up £16 million or 4%. Higher costs to support growth in transaction volumes in the customer-facing businesses were partially offset by the benefits of increased efficiency in operations.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

	First half 2005 £m	Pro forma First half 2004 £m	First half 2005 $m	Pro forma First half 2004 $m
Net interest income	1,023	671	1,916	1,224
Non-interest income	525	255	985	463

Total income	1,548	926	2,901	1,687

Expenses
- staff costs	390	251	731	458
- other	348	190	652	346

	738	441	1,383	804

Contribution before provisions	810	485	1,518	883
Provisions	61	55	115	99

Contribution	749	430	1,403	784

Average exchange rate - US$/£	1.874	1.822

	30 June 2005 $bn	1 January 2005 $bn
Total assets	149.7	139.5
Loans and advances to customers – gross	96.1	88.4
Customer deposits	102.0	99.2
Spot exchange rate - US$/£	1.793	1.935

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the northeastern United States and through non-branch offices in other states. Citizens was ranked the 8th largest commercial banking organisation in the US based on deposits as at 31 March 2005. During 2004 Citizens completed a number of acquisitions including the credit card business of People’s Bank of Connecticut in March 2004, Charter One Financial, Inc. in August 2004 and Lynk Systems, Inc., a merchant credit card acquirer and processor of ATM business, in September 2004. It also engaged in a joint venture to distribute credit cards to the customers of Kroger, the second largest US supermarkets group.

Contribution increased in US dollar terms by 79% or $619 million to $1,403 million, reflecting strong organic growth and the contribution of Charter One, which was acquired on 31 August 2004. Contribution reported in sterling rose by 74% to £749 million. Excluding Charter One, contribution increased by 13% or $103 million to $887 million. Contribution from Charter One in the first half was $516 million.

Total income was up 72% or $1,214 million to $2,901 million. Excluding Charter One, total income was up 12% or $203 million to $1,890 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS (continued)

Net interest income increased by 57% or $692 million to $1,916 million, reflecting strong organic growth in personal loans and deposits. Excluding Charter One, net interest income was up 7% or $82 million to $1,306 million with good volume growth more than offsetting the impact on margins caused by the effect of interest rate movements on asset spreads. Average loans were up 17% or $8 billion and average deposits up 9% or $6 billion, excluding Charter One.

Non-interest income rose by 113% or $522 million to $985 million. Excluding Charter One, non-interest income was up 26% or $121 million to $584 million, reflecting our joint venture with Kroger and the acquisitions of Lynk and the People’s Bank credit card business, as well as good growth in underlying business.

Expenses, including Charter One for the first time, increased by 72% or $579 million to $1,383 million. Excluding Charter One, expenses were up 14% or $116 million to $920 million.

Provisions, again including Charter One for the first time, were up $16 million from $99 million to $115 million. Excluding Charter One, provisions were down $16 million. Credit quality metrics remain strong.

The integration of Charter One is progressing well and all key phases of the IT conversion have been completed ahead of schedule. This involved the conversion to Citizens’ systems of over 750 branches and three million customer accounts spread over a wide geography.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE

	First half 2005 £m	Pro forma First half 2004 £m
Earned premiums	2,778	2,728
Reinsurers’ share	(133)	(236)

Insurance premium income	2,645	2,492
Net fees and commissions	(230)	(207)
Other income	261	209

Total income	2,676	2,494

Expenses
- staff costs	163	158
- other	182	175

	345	333

Gross claims	1,941	1,868
Reinsurers’ share	(45)	(117)

Net claims	1,896	1,751

Contribution	435	410

	30 June 2005	30 June 2004
In-force policies (thousands)
- motor: UK	8,555	8,109
- motor: Continental Europe	1,772	1,538
- non-motor (including home, rescue, pet, HR24): UK	11,286	10,889
Gross insurance reserves – total (£m)	7,635	7,078

RBS Insurance sells and underwrites retail, commercial and wholesale insurance on the telephone, the internet, and through brokers and intermediaries. The Retail Divisions of Direct Line and Churchill sell general insurance and motor breakdown services direct to the customer. The Partnership Division is a leading wholesale provider of insurance and motoring related services. Through its International Division, Direct Line sells insurance in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through its network of brokers and intermediaries.

Contribution increased by 6% or £25 million to £435 million, reflecting good volume growth and expense control in a very competitive market.

Total income was up 7% or £182 million to £2,676 million. Earned premium income rose by 2% to £2,778 million. Net of reinsurance, insurance premium income rose by 6% or £153 million to £2,645 million, despite pressure on pricing in the motor market. UK motor insurance policies in-force (including Privilege) rose by 6% since June 2004 to 8.6 million, while motor policies in Continental Europe grew by 15% to 1.8 million. Non-motor policies, including home, rescue and pet insurance, increased to 11.3 million at 30 June 2005.

Net fees and commissions payable increased by 11%, as a result of premium growth in our Broker business. Other income rose by 25%, reflecting increased investment income.

Expenses increased by 4% to £345 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE (continued)

Net of reinsurance, claims increased by 8% to £1,896 million with underlying claims up 4% to £1,941 million. This reflects volume growth across the business and the severe storms experienced in parts of the UK in the first half of the year.

The UK combined operating ratio, which includes manufacturing costs, improved slightly to 93.1% compared with 93.3% for the full year 2004.

The integration of the Churchill Group is fully on track and its contribution, net of manufacturing costs, was £103 million in the first half – more than the full year profit of £86 million Churchill reported in 2002, the year before its acquisition. We expect the integration to be completed in the last quarter of this year.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK

	First half 2005 £m	Pro forma First half 2004 £m
Net interest income	306	260
Non-interest income	102	94

Total income	408	354

Expenses
- staff costs	91	84
- other	36	34

	127	118

Contribution before provisions	281	236
Provisions	30	24

Contribution	251	212

Average exchange rate - €/£	1.458	1.485

	30 June 2005 £bn	1 January 2005 £bn
Total assets	30.3	28.7
Loans and advances to customers - gross
- mortgages	11.3	10.0
- other	13.6	12.9
Customer deposits	14.0	13.5
Spot exchange rate - €/£	1.482	1.418

Ulster Bank, including First Active, provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets.

Contribution increased by 18% or £39 million to £251 million.

Total income increased by 15% or £54 million to £408 million reflecting strong lending volume growth, particularly in residential mortgages and business banking. The number of personal and business customers increased since June 2004 by 86,000.

Net interest income rose by 18% or £46 million to £306 million, reflecting strong growth in both average customer lending and deposits. Mortgage growth in the Republic of Ireland was particularly strong. Overall net interest margin declined, reflecting the business mix effects of continued organic growth in mortgage loans and total lending growing faster than customer deposits.

Non-interest income increased by £8 million or 9% to £102 million. This reflected increased volumes of customer transactions and a strong growth in card transaction volumes.

Expenses increased by 8% or £9 million to £127 million, principally due to higher staff costs reflecting growth in staff numbers to support business expansion.

The charge for loan impairment provisions increased by £6 million to £30 million reflecting growth in lending business. Asset quality remained strong.

The integration of First Active is fully on track.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	First half 2005 £m	Pro forma First half 2004 £m
Funding costs	405	305
Departmental and corporate costs	249	178

Total central items	654	483

The Centre comprises group and corporate functions, such as capital raising, finance and human resources, which manage capital requirements and provide services to the operating divisions.

Total central items increased by £171 million to £654 million.

Funding costs at £405 million, were up 33% or £100 million largely due to funding costs related to the acquisition of Charter One in August 2004 and to a charge under IFRS of £21 million for hedge ineffectiveness. The Group’s primary objective is to hedge its economic risks. So as not to distort divisional results, volatility attributable to derivatives in economic hedges that do not meet the criteria in IFRS for hedge accounting is transferred to the Group’s central treasury function.

Central departmental costs and other corporate items at £249 million were £71 million or 40% higher than the first half of 2004. This is principally due to higher pension costs, an increase in share-based payment costs under IFRS and ongoing expenditure on mandatory projects such as Basel II and Sarbanes-Oxley Section 404.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

	First half 2005			Pro forma First half
	Average balance £m	Interest £m	Rate %	Average balance £m	2004 Interest £m	Rate %
Assets
Treasury and other eligible bills	3,245	70	4.31	680	12	3.53
Loans and advances to banks	23,690	454	3.83	23,525	366	3.11
Loans and advances to customers	302,510	8,841	5.85	241,547	6,744	5.58
Debt securities	36,317	832	4.58	37,513	721	3.84

Interest-earning assets - banking business	365,762	10,197	5.58	303,265	7,843	5.17

Trading business	159,933			130,850
Non-interest-earning assets	176,481			153,161

Total assets	702,176			587,276

Liabilities
Deposits by banks	58,901	934	3.17	46,844	601	2.57
Customer accounts	216,637	3,144	2.90	184,840	2,095	2.27
Debt securities in issue	68,387	1,227	3.59	50,441	686	2.72
Subordinated liabilities	26,935	644	4.78	22,769	520	4.57
Internal funding of trading business	(37,151)	(516)	2.78	(30,993)	(351)	2.27

Interest-bearing liabilities - banking business	333,709	5,433	3.26	273,901	3,551	2.59

Trading business	159,883			128,483
Non-interest-bearing liabilities
- demand deposits	29,090			25,604
- other liabilities	147,642			133,766
Shareholders’ equity	31,852			25,522

Total liabilities	702,176			587,276

Notes:

1.	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

2.	Interest -earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities attributable to policyholders, in view of their distinct nature. As a result, interest income has been adjusted by £30 million (2004 - £21 million).

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS

	First half 2005%	First half 2004%
Average rate
The Group’s base rate	4.75	4.06
London inter-bank three month offered rates:
Sterling	4.91	4.37
Eurodollar	3.06	1.21
Euro	2.13	2.07

	First half 2005%	Pro forma First half 2004%
Yields, spreads and margins of the banking business:
Gross yield on interest-earning assets of banking business	5.58	5.17
Cost of interest-bearing liabilities of banking business	3.26	2.59

Interest spread of banking business	2.32	2.58
Benefit from interest-free funds	0.28	0.25

Net interest margin of banking business	2.60	2.83

The Group’s net interest margin at 2.60% was down from 2.83% in 2004. Of the reduction of 23 basis points, strong organic growth in lower margin mortgage lending accounted for 9 basis points. The balance of the decline includes the flattening of the US dollar yield curve (4 basis points), a change in the deposit mix (3 basis points), the price repositioning of the Group’s UK retail unsecured lending book (3 basis points) and higher levels of rental assets (2 basis points).

THE ROYAL BANK OF SCOTLAND GROUP plc

SUMMARY CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2005 (unaudited)

	30 June 2005 £m	1 January 2005 (Opening) (Audited) £m	31 December 2004 (Audited) £m
Assets
Cash and balances at central banks	3,419	4,293	4,293
Items in the course of collection from other banks	2,819	2,629	2,629
Treasury bills and other eligible bills	7,783	6,109	6,110
Loans and advances to banks	59,151	63,062	58,444
Loans and advances to customers	404,224	379,791	347,251
Debt securities	105,579	93,846	93,908
Equity shares	6,857	5,231	4,723
Intangible assets	19,722	19,242	19,242
Property, plant and equipment	17,369	16,425	16,428
Settlement balances	12,853	5,682	5,682
Derivatives at fair value	107,504	89,925	17,800
Other assets, prepayments and accrued income	9,890	10,295	11,612

Total assets	757,170	696,530	588,122

Liabilities and equity
Deposits by banks	106,681	105,224	99,081
Items in the course of transmission to other banks	1,098	802	802
Customer accounts	327,350	312,167	283,315
Debt securities in issue	75,178	65,124	63,999
Settlement balances and short positions	49,071	33,154	32,990
Derivatives at fair value	107,781	92,153	18,876
Other liabilities, accruals and deferred income	18,875	20,370	21,955
Post-retirement benefit liabilities	2,951	2,940	2,940
Deferred taxation liabilities	1,843	1,826	2,061
Provisions for liabilities and charges	4,381	4,387	4,340
Subordinated liabilities	27,767	27,410	20,366

Total liabilities	722,976	665,557	550,725
Equity:
Minority interests	907	951	3,492
Shareholders’ equity	33,287	30,022	33,905
Total equity	34,194	30,973	37,397

Total liabilities and equity	757,170	696,530	588,122

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF SUMMARY CONSOLIDATED BALANCE SHEET

To provide a more meaningful comparison, the commentary below compares the balance sheet at 30 June 2005 with the opening balance sheet at 1 January 2005, which includes the effect of applying IAS 32, IAS 39 and IFRS 4 from that date.

Total assets of £757.2 billion at 30 June 2005 were up £60.6 billion, 9%, compared with 1 January 2005, reflecting business growth and acquisitions.

Treasury bills and other eligible bills increased by £1.7 billion, 27%, to £7.8 billion, reflecting trading activity.

Loans and advances to banks declined £3.9 billion, 6%, to £59.2 billion. Bank placings were down £0.7 billion, 3% to £27.9 billion, and reverse repurchase agreements and stock borrowing (“reverse repos”), decreased £3.2 billion, 9%, to £31.3 billion.

Loans and advances to customers were up £24.4 billion, 6%, to £404.2 billion. Within this, reverse repos decreased by 15%, £9.8 billion to £54.8 billion. Excluding reverse repos, lending rose by £34.2 billion, 11% to £349.4 billion reflecting organic growth across all divisions.

Debt securities increased by £11.7 billion, 13%, to £105.6 billion and Equity shares rose by £1.6 billion, 31%, to £6.9 billion, principally due to increased holdings in Financial Markets.

Intangible assets increased by £0.5 billion, 2% to £19.7 billion largely due to exchange rate movements.

Property, plant and equipment were up £0.9 billion, 6% to £17.4 billion, primarily reflecting growth in operating lease assets.

Derivatives at fair value, assets and liabilities, have increased reflecting growth in trading volumes and the effects of interest and exchange rates.

Settlement balances increased by £7.2 billion to £12.9 billion as a result of increased levels of customer activity.

Deposits by banks increased by £1.5 billion, 1% to £106.7 billion to fund business growth. Inter-bank deposits were up £8.0 billion, 14% to £65.4 billion; this increase was largely offset by a reduction in repurchase agreements and stock lending (“repos”) down £6.5 billion, 14%, to £41.3 billion.

Customer accounts were up £15.2 billion, 5% at £327.4 billion. Within this, repos decreased £4.0 billion, 7% to £50.5 billion. Excluding repos, deposits rose by £19.2 billion, 7%, to £276.9 billion with good growth in all divisions.

Debt securities in issue increased by £10.1 billion, 15%, to £75.2 billion primarily to meet the Group’s funding requirements.

The increase in settlement balances and short positions, up £15.9 billion, 48%, to £49.1 billion, reflected growth in customer activity.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF SUMMARY CONSOLIDATED BALANCE SHEET (continued)

Subordinated liabilities were up £0.4 billion, 1% to £27.8 billion. This reflected the issue of £0.7 billion (Canadian$700 million and US$750 million) dated loan capital and exchange rate movements, £0.9 billion, which was partially offset by the redemption of £0.8 billion (US$500 million and €750 million) non-cumulative convertible preference shares and £0.4 billion (US$400 million and £165 million) dated loan capital.

Shareholders’ equity increased by £3.3 billion, 11% to £33.3 billion. The profit for the period of £2.6 billion, issue of £1.3 billion (€1,250 million and US$1,000 million) non-cumulative fixed rate equity preference shares and £0.2 billion of ordinary shares in respect of scrip dividends and the exercise of share options, together with the effect of changes in exchange rates on the translation of the opening net assets of the Group’s foreign subsidiaries, £0.5 billion, were partly offset by the payment of the 2004 final ordinary dividend, £1.3 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES ON PRO FORMA RESULTS

1.	Accounting policies

The Group’s provisional IFRS accounting policies and a description of the key differences between UK GAAP and IFRS accounting policies were included in the Group’s IFRS Transition Report issued on 8 June 2005.

2.	Bases of preparation of pro forma results

The pro forma income statement for the six months ended 30 June 2004, the average balance sheet for the six months ended 30 June 2004 and the loan impairment provisions table for the six months ended 30 June 2004 have been prepared on the following bases:

i.	The requirements of IAS 32, IAS 39 and IFRS 4 have been applied from 1 January 2004 except for the requirements relating to hedge accounting; no hedge ineffectiveness has been recognised in profit or loss.

ii.	Impairment provisions reflect the information and estimates on which previous GAAP provisions were established.

iii.	Classification of financial assets into held-to-maturity, held-for-trading, available-for-sale, loans and receivables or designated as at fair value through profit or loss at 1 January 2004 is consistent with the approach adopted on 1 January 2005 for the statutory basis.

3.	Loan impairment provisions

Operating profit is stated after charging loan impairment provisions of £842 million (30 June 2004—£781 million). The balance sheet loan impairment provisions decreased in the six months to 30 June 2005 from £4,145 million to £4,116 million, and the movements thereon were:

	First half 2005 £m	Pro forma First half 2004 £m
At 1 January	4,145	3,913
Currency translation and other adjustments	24	(48)
Acquisitions	—	100
Amounts written off	(905)	(702)
Recoveries of amounts previously written off	84	43
Charge to profit and loss account	842	781
Unwind of discount	(74)	(67)

At 30 June	4,116	4,020

The provision at 30 June 2005 includes provision against loans and advances to banks of £5 million (1 January 2005 - £5 million; 30 June 2004 - £6 million).

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES ON PRO FORMA RESULTS (continued)

4.	Taxation

The charge for taxation is based on a UK corporation tax rate of 30% and comprises:

	First half 2005 £m	Pro forma First half 2004 £m
Tax on profit before intangibles amortisation and integration costs	1,197	968
Tax relief on intangibles amortisation and integration costs	(102)	(54)

	1,095	914

5.	Earnings per share

Earnings per share have been calculated based on the following:

	First half 2005 £m	Pro forma First half 2004 £m
Earnings
Profit attributable to ordinary shareholders	2,534	2,301

Number of shares - millions
Weighted average number of ordinary shares
In issue during the period	3,177	3,013

Basic earnings per share	79.8p	76.4p
Intangibles amortisation	0.9p	0.1p
Integration costs	6.0p	4.1p

Adjusted earnings per share	86.7p	80.6p

6.	Analysis of repurchase agreements

	30 June 2005 £m	1 January 2005 £m
Reverse repurchase agreements and stock borrowing
Loans and advances to banks	31,294	34,475
Loans and advances to customers	54,792	64,599

Repurchase agreements and stock lending
Deposits by banks	41,316	47,841
Customer accounts	50,520	54,485

THE ROYAL BANK OF SCOTLAND GROUP plc

ANALYSIS OF INCOME, EXPENSES AND PROVISIONS

	First half 2005 £m	Pro forma First half 2004 £m
Non-interest income
Dividend income	54	32

Fees and commissions receivable	3,262	2,795
Fees and commissions payable - banking	(678)	(619)
- insurance related	(231)	(208)

Net fees and commissions	2,353	1,968

Foreign exchange	264	295
Securities	574	514
Interest rate derivatives	384	246

Income from trading activities	1,222	1,055

Bancassurance income	135	75
Income on rental assets and other income	1,138	766

Other operating income	1,273	841

Non-interest income (excluding insurance premiums)	4,902	3,896

Insurance net premium income	2,829	2,694

Total non-interest income	7,731	6,590

Staff costs - wages, salaries and other staff costs	2,412	2,103
- social security costs	178	152
- pension costs	244	186
Premises and equipment	633	524
Other	1,273	1,139

Administrative expenses	4,740	4,104

General insurance	1,889	1,744
Bancassurance	233	177

Insurance net claims	2,122	1,921

Loan impairment provisions	842	781
Provisions against available-for-sale securities	5	2

Provisions	847	783

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers

The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing) by industry.

	30 June 2005 £m	1 January 2005 £m
Central and local government	3,959	3,599
Finance	29,564	30,315
Individuals – home	62,818	57,633
Individuals – other	26,364	26,713
Other commercial and industrial comprising:
Manufacturing	10,718	9,768
Construction	7,358	6,624
Service industries and business activities	40,250	37,182
Agriculture, forestry and fishing	2,565	2,623
Property	30,179	27,192
Finance leases and instalment credit	13,420	13,111

	227,195	214,760
Overseas residents	49,750	48,973

Total UK offices	276,945	263,733

Overseas
US	92,555	84,354
Rest of the World	38,835	35,844

Total Overseas offices	131,390	120,198

Loans and advances to customers – gross	408,335	383,931
Loan impairment provisions	(4,111)	(4,140)

Total loans and advances to customers	404,224	379,791

Reverse repurchase agreements included in the analysis above:
Central and local government	566	1,570
Finance	19,473	26,082

	20,039	27,652
Overseas residents	13,465	15,560

Total UK offices	33,504	43,212
US	21,072	20,979
Rest of the World	216	408

Total	54,792	64,599

Loans and advances to customers excluding reverse repurchase agreements - net	349,432	315,192

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Risk elements in lending

The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions.

IAS 39 requires interest to be recognised on a financial asset (or a group of financial assets) after impairment at the rate of interest used to discount recoveries when measuring the impairment loss. Thus, interest on impaired financial assets is credited to profit or loss as the discount on expected recoveries unwinds. Despite this, such assets are not considered performing. All loans that have an impairment provision are classified as non-accrual. This is a change from past practice where certain loans with provision were classified as past due 90 days or potential problem loans (and interest accrued on them).

	30 June 2005 £m	1 January 2005 £m
Loans accounted for on a non-accrual basis (2):
Domestic	4,704	4,598
Foreign	1,016	1,238

	5,720	5,836

Accruing loans which are contractually overdue
90 days or more as to principal or interest (3):
Domestic	8	6
Foreign	50	46

	58	52

Loans not included above which are ‘troubled debt
restructurings’ as defined by the SEC:
Domestic	2	—
Foreign	—	—

	2	—

Total risk elements in lending	5,780	5,888

Potential problem loans (4)
Domestic	13	11
Foreign	—	—

	13	11

Closing provisions for impairment as a % of total risk elements in lending	71%	70%

Closing provisions for impairment as a % of
total risk elements in lending and potential problem loans	71%	70%

Risk elements in lending as a % of lending to customers excluding reverse repos	1.63%	1.84%

Notes:

1.	For the analysis above, ‘Domestic’ consists of the United Kingdom domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

2.	All loans against which an impairment provision is held are reported in the non-accrual category.

3.	Loans where an impairment event has taken place but no impairment recognised. This category is used for non-revolving credit facilities.

4.	Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for significantly over-collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK

The Group manages the market risk in its trading and treasury portfolios through value-at-risk (VaR) limits as well as stress testing, position and sensitivity limits. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. The table below sets out the trading and treasury VaR for the Group, which assumes a 95% confidence level and a one-day time horizon.

	Average £m	Period end £m	Maximum £m	Minimum £m
Trading VaR
30 June 2005	12.2	12.8	15.6	8.5

31 December 2004	10.8	10.3	16.0	6.4

30 June 2004	9.5	13.1	13.6	6.4

Treasury VaR
30 June 2005	4.2	3.9	5.7	3.6

31 December 2004	7.0	5.5	8.6	5.5

30 June 2004	7.0	7.8	8.3	5.7

The Group’s VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

•	Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group’s intra-day exposure such as the calculation of VaR for selected portfolios.

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.

THE ROYAL BANK OF SCOTLAND GROUP plc

STATUTORY RESULTS

The condensed consolidated income statement on page 41 and the condensed consolidated balance sheet on page 45 have been prepared on a statutory basis. The comparative figures for the six months ended 30 June 2004 and for the year ended 31 December 2004 reflect all applicable IFRS except for those relating to financial instruments and insurance contracts (IAS 32, IAS 39 and IFRS 4), which, as permitted by IFRS 1, have been applied from 1 January 2005. As these standards have a significant effect on the Group, as described on page 40, the results for the two periods are not directly comparable.

A detailed reconciliation of the consolidated income statement for the six months ended 30 June 2004 on the statutory and pro forma basis is shown on page 41.

THE ROYAL BANK OF SCOTLAND GROUP plc

RECONCILIATION OF STATUTORY AND PRO FORMA INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2004 – STATUTORY RESULTS

The Group has adopted IAS 32, IAS 39 and IFRS 4 with effect from 1 January 2005. These standards have a significant effect on the Group and the key aspects are discussed below.

Hedging – IAS 39 contains detailed criteria that must be met for derivatives to be accounted for as hedges and limits the circumstances in which hedge accounting is available. Hedge accounting is permitted for three types of hedge relationship: fair value hedge – the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge - the hedge of variability in cash flows from a recognised asset or liability or a forecasted transaction; and the hedge of a net investment in a foreign entity. The Group has designated derivatives in both fair value and cash flow hedges. The Group, however, has not amended its overall approach to asset and liability management and its other hedging activities in the light of IFRS. It continues to use derivatives to hedge risk positions if economically beneficial even where hedge accounting conditions are not met. As IAS 39 requires all derivatives to be measured at fair value, such ‘economic hedges’ introduce volatility into the Group’s results. Even where transactions qualify for hedge accounting, IAS 39 will give greater volatility than UK GAAP - in income from hedge ineffectiveness and in shareholders’ funds reflecting changes in the fair value of derivatives in cash flow hedges taken to equity.

Loan impairment – the significant change, on implementation of IAS 39, in the way loan losses are measured is the explicit requirement to discount expected recoveries. As a result provisions are higher initially but the difference between the discounted and undiscounted amounts emerges as interest income over the recovery period. The impact on the consolidated income statement for the six months ended 30 June 2004 was to increase net interest income by £67 million and increase impairment provisions by £75 million.

Effective interest - under the Group’s previous accounting policy, loan origination fees were recognised when received unless charged in lieu of interest. Interest income and expense were recognised on an accruals basis. IAS 39 requires the amortised cost of a financial instrument to be calculated using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over an instrument’s expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts. This GAAP difference results in certain lending fees being deferred over the life of the financial asset and changes the way interest is recognised to a constant yield basis. The impact on the consolidated income statement for the six months ended 30 June 2004 was to increase net interest income by £128 million, reduce fees by £194 million and increase operating expenses by £28 million.

Capital instruments – IAS 32 does not contain the UK GAAP concept of ‘non-equity shares’. Instruments that have the characteristics of debt must be classified as liabilities. As a result, most of the Group’s preference shares and non-equity minority interests have been reclassified as liabilities on implementation of IAS 32. The impact on the consolidated income statement for the six months ended 30 June 2004 was to reduce profit before tax by £212 million.

The overall effect of IAS 32, IAS 39 and IFRS 4 for the six months ended 30 June 2004 was to reduce the statutory profit before tax by £354 million, 10%, to £3,231 million on a pro forma basis.

THE ROYAL BANK OF SCOTLAND GROUP plc

RECONCILIATION OF STATUTORY AND PRO FORMA INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2004 (unaudited) – STATUTORY RESULTS

	Statutory* £m	Debt/equity £m	Classification/ measurement £m	Provisioning/ impairment £m	Derecognition £m	Revenue recognition £m	Insurance contracts £m	Other £m	Total pro forma adjustments £m	Pro forma £m
Net interest income	4,311	(212)	—	67	—	128	2	(25)	(40)	4,271
Dividend income	32	—	—	—	—	—	—	—	—	32
Fees and commissions receivable	3,007	—	—	—	(18)	(194)	—	—	(212)	2,795
Fees and commissions payable	(827)	—	—	—	—	—	—	—	—	(827)
Income from trading activities	1,048	—	6	—	—	—	—	1	7	1,055
Other operating income	915	—	(51)	—	(3)	—	(22)	2	(74)	841
Insurance net premium income	2,706	—	—	—	—	—	(12)	—	(12)	2,694
Non-interest income	6,881	—	(45)	—	(21)	(194)	(34)	3	(291)	6,590
Total operating income	11,192	(212)	(45)	67	(21)	(66)	(32)	(22)	(331)	10,861
Administration expenses – staff costs	(2,438)	—	—	—	—	(1)	(2)	—	(3)	(2,441)
Other operating expenses	(2,259)	—	—	—	—	(27)	(16)	(1)	(44)	(2,303)
Operating expenses	(4,697)	—	—	—	—	(28)	(18)	(1)	(47)	(4,744)
Profit before other operating charges	6,495	(212)	(45)	67	(21)	(94)	(50)	(23)	(378)	6,117
Insurance net claims	(1,990)	—	—	—	—	—	69	—	69	(1,921)
Impairment losses:
- loans	(706)	—	21	(95)	—	—	—	(1)	(75)	(781)
- available-for-sale financial assets	(32)	—	30	—	—	—	—	—	30	(2)
Operating profit before amortisation of intangibles and integration costs	3,767	(212)	6	(28)	(21)	(94)	19	(24)	(354)	3,413
Amortisation of intangibles	(4)	—	—	—	—	—	—	—	—	(4)
Integration costs	(178)	—	—	—	—	—	—	—	—	(178)
Profit before tax	3,585	(212)	6	(28)	(21)	(94)	19	(24)	(354)	3,231
Taxation	(987)	29	(2)	9	6	28	(4)	7	73	(914)
Profit after tax	2,598	(183)	4	(19)	(15)	(66)	15	(17)	(281)	2,317

*	Amortisation of intangibles and integration costs are shown separately. In the statutory income statement these items are included in operating expenses.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2005 (unaudited) – STATUTORY RESULTS

In the Income Statement below, the comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005. Amortisation of purchased intangible assets and integration costs are included in operating expenses.

	First half 2005 £m	Statutory First half 2004 £m	Statutory Full year 2004 (Audited) £m
Interest receivable	10,167	7,598	16,632
Interest payable	5,433	3,287	7,561

Net interest income	4,734	4,311	9,071

Fees and commissions receivable	3,262	3,007	6,473
Fees and commissions payable	(909)	(827)	(1,926)
Other non - interest income (excluding insurance premium income)	2,549	1,995	4,126
Insurance premium income	2,956	2,963	6,146
Reinsurers’ share	(127)	(257)	(499)

Non-interest income	7,731	6,881	14,320

Total income	12,465	11,192	23,391
Operating expenses*	5,808	4,879	10,362

Profit before other operating charges	6,657	6,313	13,029
Insurance claims	2,162	2,125	4,565
Reinsurers’ share	(40)	(135)	(305)

Operating profit before provisions	4,535	4,323	8,769
Provisions	847	738	1,485

Operating profit before tax	3,688	3,585	7,284
Tax on operating profit	1,095	987	1,995

Profit for the period	2,593	2,598	5,289
Minority interests	34	81	177
Preference dividends	25	116	256

Profit attributable to ordinary shareholders	2,534	2,401	4,856

Basic earnings per ordinary share (Note 5)	79.8p	79.7p	157.4p

Diluted earnings per ordinary share (Note 5)	79.2p	79.2p	155.9p

*	Operating expenses include:

	£m	£m	£m
Integration costs:
Administrative expenses	137	55	267
Depreciation and amortisation	144	123	253

	281	178	520
Amortisation of purchased intangible assets	42	4	45

	323	182	565

THE ROYAL BANK OF SCOTLAND GROUP plc

REVIEW OF CONDENSED CONSOLIDATED INCOME STATEMENT – STATUTORY RESULTS

The results for the first half of 2005 are based on all IFRS expected to be extant at 31 December 2005. The comparative figures for the six months ended 30 June 2004 reflect all applicable IFRS except for those relating to financial instruments and insurance contracts (IAS 32, IAS 39 and IFRS 4), which, as permitted by IFRS 1, have been applied from 1 January 2005. The results for the first half of 2005 and the first half of 2004 are therefore not directly comparable.

The following commentary compares the results for the first half of 2005 with the results for the first half of 2004 on a statutory basis.

Profit

Profit before tax, intangibles amortisation and integration costs increased by 6% or £244 million, from £3,767 million to £4,011 million. Profit before tax was up 3%, from £3,585 million to £3,688 million. The implementation of IAS 32, IAS 39 and IFRS 4 affected the timing of recognition of income and costs, classification of debt and equity, and impairment provisions in 2005. The effect of implementing the requirements of these standards in 2004 would have been to reduce profit before tax by £354 million for the six months ended 30 June 2004 (see page 41 for a reconciliation and page 11 for a discussion on a pro forma basis).

Total income

Total income was up 11% or £1,273 million to £12,465 million. The effect of implementing the requirements of IAS 32, IAS 39 and IFRS 4 in 2004 would have been to reduce total income by £331 million for the six months ended 30 June 2004 (see page 41 for a reconciliation and page 11 for a discussion on a pro forma basis).

Net interest income increased by 10% to £4,734 million. Average loans and advances to customers and average customer deposits grew by 25% and 16% respectively, or 17% and 9% respectively excluding acquisitions. The effect of implementing the requirements of IAS 32, IAS 39 and IFRS 4 in 2004 would have been to reduce net interest income by £40 million for the six months ended 30 June 2004 (see page 41 for a reconciliation and page 11 for a discussion on a pro forma basis).

Non-interest income increased by 12% to £7,731 million. Fees receivable were up 8%. Income from trading activities increased by 17%. Insurance premium income increased by 5%. Income from rental assets (operating lease and investment property portfolios) grew by 13% to £725 million. The effect of implementing the requirements of IAS 39 and IFRS 4 in 2004 would have been to reduce non-interest income by £291 million for the six months ended 30 June 2004 (see page 41 for a reconciliation and page 11 for a discussion on a pro forma basis).

Operating expenses

Operating expenses, excluding intangibles amortisation and integration costs, rose by 17% to £5,485 million. The effect of implementing the requirements of IAS 39 and IFRS 4 in 2004 would have been to increase operating expenses by £47 million for the six months ended 30 June 2004 (see page 41 for a reconciliation and page 11 for a discussion on a pro forma basis).

THE ROYAL BANK OF SCOTLAND GROUP plc

REVIEW OF CONDENSED CONSOLIDATED INCOME STATEMENT – STATUTORY RESULTS (continued)

Integration

Integration costs were £281 million compared with £178 million in the first half of 2004. Included in both periods is around £140 million of software amortisation under IFRS relating to the acquisition of NatWest. The balance principally relates to the integration of Churchill, First Active and Citizens’ acquisitions, including Charter One which was acquired in August 2004.

Cost:income ratio

The Group’s cost:income ratio was 42.2% compared with 40.1% in 2004 due to the acquisition of Charter One and the impact on income in 2005 of IAS 32, IAS 39 and IFRS 4 (see page 41 for a reconciliation and page 11 for a discussion on a pro forma basis).

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, increased by 7% to £2,122 million consistent with volume growth. The effect of implementing the requirements of IFRS 4 in 2004 would have been to reduce claims by £69 million for the six months ended 30 June 2004 (see page 41 for a reconciliation and page 11 for a discussion on a pro forma basis).

Provisions

The profit and loss charge for impairment provisions was £847 million compared with £738 million in the first half of 2004. The increase reflects growth in lending in prior years and increased arrears in credit cards and unsecured personal lending. The effect of implementing the requirements of IAS 39 in 2004 would have been to increase loan impairment provisions by £75 million for the six months ended 30 June 2004 (see page 41 for a reconciliation and page 11 for a discussion on a pro forma basis).

Earnings

Basic earnings per ordinary share was stable at 79.8p. Earnings per ordinary share, adjusted for intangibles amortisation and integration costs, increased by 3%, from 83.9p to 86.7p. The effect of implementing the requirements of IAS 32, IAS 39 and IFRS 4 in 2004 reduced both basic and adjusted earnings per share by 3.3p, 4%.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2005 (unaudited) – STATUTORY RESULTS

In the Consolidated Balance Sheet below, the comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	30 June 2005 £m	Statutory 31 December 2004 (Audited) £m	Statutory 30 June 2004 £m
Assets
Cash and balances at central banks	3,419	4,293	3,157
Items in the course of collection from other banks	2,819	2,629	3,149
Treasury bills and other eligible bills	7,783	6,110	6,902
Loans and advances to banks	59,151	58,444	60,343
Loans and advances to customers	404,224	347,251	291,605
Debt securities	105,579	93,908	92,024
Equity shares	6,857	4,723	4,010
Intangible assets	19,722	19,242	14,820
Property, plant and equipment	17,369	16,428	15,109
Settlement balances	12,853	5,682	10,288
Derivatives at fair value	107,504	17,800	10,383
Other assets, prepayments and accrued income	9,890	11,612	10,258

Total assets	757,170	588,122	522,048

Liabilities and equity
Deposits by banks	106,681	99,081	84,123
Items in the course of transmission to other banks	1,098	802	996
Customer accounts	327,350	283,315	252,364
Debt securities in issue	75,178	63,999	55,559
Settlement balances and short positions	49,071	32,990	38,058
Derivatives at fair value	107,781	18,876	11,410
Other liabilities, accruals and deferred income	18,875	21,955	20,066
Post-retirement benefit liabilities	2,951	2,940	2,108
Deferred taxation liabilities	1,843	2,061	1,738
Provisions for liabilities and charges	4,381	4,340	4,035
Subordinated liabilities	27,767	20,366	17,832

Total liabilities	722,976	550,725	488,289
Equity:
Minority interests	907	3,492	2,337
Shareholders’ equity	33,287	33,905	31,422
Total equity	34,194	37,397	33,759

Total liabilities and equity	757,170	588,122	522,048

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET – STATUTORY RESULTS

Total assets of £757.2 billion at 30 June 2005 were up £169.0 billion, 29%, compared with 31 December 2004, with £108.4 billion of this increase arising from the implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005, and the balance reflecting business growth.

Treasury bills and other eligible bills increased by £1.7 billion, 27%, to £7.8 billion, reflecting trading activity.

Loans and advances to banks rose £0.7 billion, 1%, to £59.2 billion. Excluding the effects of implementing IAS 32 and IAS 39, they declined £3.9 billion, 6%, with bank placings down £0.7 billion, 3% to £27.9 billion, and reverse repurchase agreements and stock borrowing (“reverse repos”), decreasing £3.2 billion, 9%, to £31.3 billion.

Loans and advances to customers were up £57.0 billion, 16%, at £404.2 billion of which £32.6 billion resulted from the implementation of IAS 32 and IAS 39, mainly as a result of the grossing up of previously netted customer balances. Excluding this and a decrease in reverse repos, down 15%, £9.8 billion to £54.8 billion, customer lending was up £34.2 billion, 11% to £349.4 billion reflecting organic growth across all divisions.

Debt securities increased by £11.7 billion, 12%, to £105.6 billion, principally due to increased holdings in Financial Markets.

Equity shares rose £2.1 billion, 45%, to £6.9 billion. Excluding the effects of IAS 39, they were up £1.6 billion, 31%, mainly due to increased activity in Financial Markets.

Intangible assets increased by £0.5 billion, 2% to £19.7 billion largely due to exchange rate movements.

Property, plant and equipment were up £0.9 billion, 6% to £17.4 billion, principally as a result of growth in operating lease assets.

Settlement balances increased by £7.2 billion to £12.9 billion as a result of increased levels of customer activity.

Derivatives at fair value were higher by £89.7 billion at £107.5 billion, including £72.1 billion resulting from the implementation of IAS 32 and IAS 39, with £71.5 billion arising from the grossing up of previously netted balances. Excluding this, derivatives were up £17.6 billion, 20%, primarily reflecting higher trading volumes and movements in interest and exchange rates.

Other assets, prepayments and accrued income decreased by £1.7 billion, 15% to £9.9 billion, mainly due to the implementation of IAS 32 and IAS 39.

Deposits by banks increased by £7.6 billion, 8% to £106.7 billion, of which £6.1 billion arose from the implementation of IAS 32 and IAS 39. The remaining £1.5 billion was raised to fund business growth, with inter-bank deposits up £8.0 billion, 14% to £65.4 billion largely offset by a reduction in repos, down £6.5 billion, 14%, to £41.3 billion.

Customer accounts were up £44.0 billion, 16% at £327.4 billion with £28.8 billion arising from the implementation of IAS 32 and IAS 39, largely reflecting the grossing up of previously netted deposits. Excluding this and repos, which decreased £4.0 billion, 7% to £50.5 billion, deposits rose by £19.2 billion, 7%, to £276.9 billion with good growth in all divisions.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET – STATUTORY RESULTS (continued)

Debt securities in issue increased by £11.2 billion, 17%, to £75.2 billion, with £1.1 billion resulting from the implementation of IAS 39, and £10.1 billion raised primarily to meet the Group’s funding requirements.

The increase in settlement balances and short positions, up £16.1 billion, 49%, largely reflected growth in customer activity.

Derivatives at fair value were up £88.9 billion to £107.8 billion, including £73.3 billion resulting from the implementation of IAS 32 and IAS 39, with £71.5 billion arising from the grossing up of previously netted balances. Excluding this, derivatives were up £15.6 billion, 17% primarily reflecting higher trading volumes and movements in interest and exchange rates.

Other liabilities, accruals and deferred income decreased by £3.1 billion, 14% to £18.9 billion, largely due to the implementation of IAS 32 and IAS 39.

Subordinated liabilities were up £7.4 billion, 36% to £27.8 billion, including £7.0 billion due to the reclassification as debt of the majority of the Group’s existing preference share capital and non-equity minority interests following the implementation of IAS 32 and IAS 39. The balance, £0.4 billion, reflected the issue of £0.7 billion (Canadian$700 million and US$750 million) dated loan capital and exchange rate movements of £0.9 billion which were partially offset by the redemption of £0.8 billion (US$500 million and €750 million) non-cumulative convertible preference shares and £0.4 billion (US$400 million and £165 million) dated loan capital.

Shareholders’ equity decreased by £0.6 billion, 2%, to £33.3 billion. The implementation of IAS 32 and IAS 39 reduced shareholders’ equity by £3.9 billion, largely as a result of the reclassification as debt of the majority of the Group’s preference share capital, £3.2 billion. Excluding this, shareholders’ equity was up by £3.3 billion, 11%. The profit for the period of £2.6 billion, issue of £1.3 billion (€1,250 million and US$1,000 million) non-cumulative equity preference shares and £0.2 billion of ordinary shares in respect of scrip dividends and the exercise of share options, together with the exchange rate movements on the Group’s net foreign investments, £0.5 billion, were partly offset by the payment of the 2004 final ordinary dividend, £1.3 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED STATEMENT OF CHANGES IN EQUITY

FOR THE HALF YEAR ENDED 30 JUNE 2005 (unaudited) – STATUTORY RESULTS

	First half 2005 £m	Statutory First half 2004 £m	Statutory Full year 2004 (Audited) £m
Net unrealised gains on available-for-sale financial assets	141	—	—
Net unrealised losses on cash flow hedges	(94)	—	—
Currency retranslation of net assets less related hedges	478	(101)	(598)
Actuarial losses recognised in post-retirement benefit schemes	—	—	(1,136)
Currency translation adjustment on share premium account	—	(60)	(231)
Other movements	19	11	17

Net income recognised directly in equity	544	(150)	(1,948)
Profit for the period	2,593	2,598	5,289

Total recognised income and expense	3,137	2,448	3,341
Dividends	(1,358)	(1,243)	(1,991)
Issue of ordinary and preference shares	1,497	2,822	5,056
Changes in minority interests	(55)	(1)	1,258

Net increase in total equity	3,221	4,026	7,664

Opening total equity – UK GAAP	35,694	28,811	28,811
Implementation of IFRS (excluding IAS 32 and IAS 39)	1,703	922	922

Opening total equity as restated (excluding IAS 32 and IAS 39)	37,397	29,733	29,733
Implementation of IFRS (IAS 32 and 39)	(6,424)	—	—

Opening total equity as restated	30,973	29,733	29,733
Net increase in total equity	3,221	4,026	7,664

Closing total equity	34,194	33,759	37,397

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2005 (unaudited) – STATUTORY RESULTS

	First half 2005 £m	Statutory First half 2004 £m
Operating activities
Group operating profit	3,688	3,585
Adjustments for:
Depreciation and amortisation	930	767
Interest on subordinated liabilities	643	304
Pension charge for defined benefit schemes	218	170
Movement of share based compensation scheme reserve	18	15
Other non-cash items	(711)	(528)

Net cash inflow from trading activities	4,786	4,313
Changes in operating assets and liabilities	(218)	1,759

Net cash flows from operating activities before tax	4,568	6,072
Income taxes paid	(751)	(436)

Cash flow from operating activities	3,817	5,636

Investing activities
Sale and maturity of securities	19,542	22,485
Purchase of securities	(21,823)	(22,068)
Sale of property and equipment	1,499	853
Purchase of property and equipment	(2,493)	(2,330)
Cash contribution to defined benefit pension schemes	(199)	(86)
Net investment in subsidiaries, associates and intangible assets	(86)	(2,095)

Cash flows from investing activities	(3,560)	(3,241)

Financing activities
Issue of ordinary shares	89	2,769
Issue of equity preference shares	1,343	—
Issue of subordinated liabilities	723	1,193
Net equity minority interest acquired	122	(1)
Repayments of subordinated liabilities	(1,155)	(174)
Dividends paid	(1,293)	(1,201)
Interest on subordinated liabilities	(687)	(340)

Cash flows from financing activities	(858)	2,246

Net (decrease)/increase in cash and cash equivalents	(601)	4,641
Cash and cash equivalents 1 January	50,021	48,121

Cash and cash equivalents 30 June	49,420	52,762

Cash and cash equivalents comprises cash on hand and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES – STATUTORY RESULTS

1.	Adoption of International Financial Reporting Standards (“IFRS”)

The Group prepared its 2004 consolidated financial statements in accordance with accounting standards issued by the UK Accounting Standards Board, the pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and in compliance with the Companies Act 1985.

The Group will henceforth prepare its consolidated financial statements in accordance with International Financial Reporting Standards, International Accounting Standards and interpretations issued by the International Financial Reporting Interpretation Committee and its predecessor body (together “IFRS”). The standards applied, which will be adopted for the first time for the purpose of preparing consolidated financial statements for the year ending 31 December 2005, will be those issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”) (or where there is a reasonable expectation of endorsement) as at 31 December 2005.

The EU has not endorsed IAS 39 as issued by the IASB. The EU has relaxed some of the hedging requirements and introduced a prohibition on the designation of non-trading financial liabilities at fair value through profit or loss. However, the IASB has now amended the fair value option to restrict the circumstances in which non-trading financial liabilities can be designated as at fair value through profit or loss. The EU is expected to endorse these changes later this year. The transitional arrangements for the revised fair value option permit designation from 1 January 2005 for companies applying IAS 39 for the first time from that date.

Further standards and interpretations may be issued that could be applicable for financial years beginning on or after 1 January 2005 or that are applicable to later accounting periods but with an option for earlier adoption. The Group’s first annual financial statements under IFRS may, therefore, be prepared using different accounting policies from those used in preparing the financial information in this announcement. Furthermore, IFRS is currently being applied in the EU and other jurisdictions for the first time. It contains many new and revised standards, and practice in applying these standards and their interpretation is still developing. It should be noted therefore that the financial information included in this announcement is subject to change.

The relevant UK tax legislation has not yet been finalised and it is possible that the tax estimates included in this announcement will have to be revised as relevant elections are made in respect of the large number of UK companies in the Group.

Reconciliations of equity as at 1 January 2004, 30 June 2004 and 31 December 2004 and of profit for the first half of 2004 and full year 2004 under previous GAAP to IFRS were included in the Group’s IFRS Transition Report issued on 8 June 2005 and are not repeated in this announcement.

2.	Basis of preparation

The statutory interim results have been prepared in accordance with IFRS.

3.	Accounting policies

The Group’s provisional IFRS accounting policies and a description of the key differences between UK GAAP and IFRS accounting policies were included in the Group’s IFRS Transition Report issued on 8 June 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES – STATUTORY RESULTS (continued)

4.	Taxation

The tax charge applied to the interim results is based on the effective tax rate expected to apply for the full year. The charge for taxation is based on a UK corporation tax rate of 30% and comprises:

	First half 2005 £m		Statutory First half 2004 £m		Statutory Full year 2004 £m
Tax on profit before intangibles amortisation and integration costs	1,197		1,041		2,164
Tax relief on intangibles amortisation and integration costs	(102)		(54)		(169)

	1,095	*	987	*	1,995	*

*including overseas tax of	433		313		725

It differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	First half 2005 £m	Statutory First half 2004 £m	Statutory Full year 2004 £m
Profit before tax	3,688	3,585	7,284

Expected tax charge	1,106	1,076	2,185
Non-equity preference dividends	35	—	—
Non-deductible items	54	13	110
Non-taxable items	(61)	(36)	(128)
Foreign profits taxed at other rates	51	13	49
Other	(90)	(79)	(221)

Actual tax charge	1,095	987	1,995

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES – STATUTORY RESULTS (continued)

5.	Earnings per share

Earnings per share have been calculated based on the following:

	First half 2005 £m	Statutory First half 2004 £m	Statutory Full year 2004 £m
Earnings
Profit attributable to ordinary shareholders	2,534	2,401	4,856
Add back finance cost on dilutive convertible securities	40	—	66

Dilutive earnings attributable to ordinary shareholders	2,574	2,401	4,922

	Number of shares – millions
Weighted average number of ordinary shares
In issue during the period	3,177	3,013	3,085
Effect of dilutive share options and convertible non-equity shares	72	18	73

Diluted weighted average number of ordinary shares during the period	3,249	3,031	3,158

Basic earnings per share	79.8p	79.7p	157.4p
Intangibles amortisation	0.9p	0.1p	1.2p
Integration costs	6.0p	4.1p	11.6p

Adjusted earnings per share	86.7p	83.9p	170.2p

Diluted earnings per share	79.2p	79.2p	155.9p

Adjusted diluted earnings per share	86.0p	83.4p	168.4p

6.	Dividend

During the period a dividend of 41.2p per ordinary share (first half 2004—35.7p) was paid in respect of the final dividend for 2004. The directors have declared an interim dividend of 19.4p per ordinary share which will be paid on 7 October 2005 to shareholders registered on 12 August 2005. As an alternative to cash, a scrip dividend election is to be offered and shareholders will receive details of this by letter.

7.	Litigation

Since December 2003, members of the Group have been joined as defendants in a number of legal actions in the United States following the collapse of Enron. Collectively the claims are, to a substantial degree, unquantified and in each case they are made against large numbers of defendants. The Group continues to defend these claims vigorously. The US Courts dealing with the main Enron actions have ordered that the Group join the non-binding, multi-party mediation which commenced in late 2003. Based on current knowledge including applicable defences and given the unquantified nature of these claims, the directors are unable at this stage to predict with certainty the eventual loss in these matters. In addition, pursuant to requests received from the US Securities and Exchange Commission and the US Department of Justice, the Group has been providing copies of Enron-related materials to these authorities and the Group continues to co-operate fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The directors of the company have reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with the Group’s legal advisers, are satisfied that the outcome of these claims and proceedings will not have a material adverse effect on the Group’s consolidated net assets, results of operations or cash flows.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES – STATUTORY RESULTS (continued)

8.	Analysis of consolidated equity

	First half 2005 £m	Statutory First half 2004 £m	Statutory Full year 2004 £m
Called-up share capital
At beginning of period	822	769	769
Implementation of IAS 32	(2)	—	—
Shares issued during the period	3	44	53

At end of period	823	813	822

Share premium account
At beginning of period	12,964	8,175	8,175
Implementation of IAS 32	(3,159)	—	—
Currency translation adjustments	—	(60)	(231)
Shares issued during the period	1,494	2,785	4,550
Conversion of exchangeable undated loan capital	—	—	460
Other movements	4	4	10

At end of period	11,303	10,904	12,964

Merger reserve
At beginning of period – UK GAAP	10,307	10,881	10,881
Implementation of IFRS (excluding IAS 32 and IAS 39)	574	—	—

At beginning and end of period as restated	10,881	10,881	10,881

Available-for-sale reserves
Implementation of IAS 32 and IAS 39 on 1 January 2005	289	—	—
Net change	141	—	—

At end of period	430	—	—

Cash flow hedging reserve
Implementation of IAS 32 and IAS 39 on 1 January 2005	28	—	—
Net change	(94)	—	—

At end of period	(66)	—	—

Foreign exchange reserve
Transfer (to)/from profit and loss account on implementation of IFRS (excluding IAS 32 and IAS 39)	(320)	90	90

At beginning of period as restated	(320)	90	90
Retranslation of net assets, net of related hedges	478	(34)	(410)

At end of period	158	56	(320)

Revaluation reserve
As previously reported	92	7	7
Transfer to profit and loss account on implementation of IFRS (excluding IAS 32 and IAS 39)	(92)	(7)	(7)

At beginning and end of period as restated	—	—	—

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES – STATUTORY RESULTS (continued)

8.	Analysis of consolidated equity (continued)

	First half 2005 £m	Statutory First half 2004 £m	Statutory Full year 2004 £m
Other reserves
As previously reported – UK GAAP	457	419	419
Transfer to profit and loss account on implementation of IFRS (excluding IAS 32 and IAS 39)	(307)	(262)	(262)

At beginning of period as restated	150	157	157
Own shares held in relation to employee share schemes	—	(7)	(7)

At end of period	150	150	150

Profit and loss account
As previously reported – UK GAAP	7,223	5,847	5,847
Implementation of IFRS (excluding IAS 32 and IAS 39)	2,185	1,422	1,422

At beginning of period as restated	9,408	7,269	7,269
Implementation of IAS 32 and IAS 39 on 1 January 2005	(1,039)	—	—
Currency translation adjustments and other movements	—	—	(8)
Profit attributable to ordinary and equity preference shareholders	2,559	2,517	5,112
Ordinary dividends paid	(1,310)	(1,059)	(1,588)
Equity preference dividends paid	(25)	(116)	(256)
Share-based payments	15	7	15
Actuarial losses recognised in post-retirement benefit schemes	—	—	(1,136)

At end of period	9,608	8,618	9,408

Closing shareholders’ equity	33,287	31,422	33,905

Minority interests
As previously reported – UK GAAP	3,829	2,713	2,713
Implementation of IFRS (excluding IAS 32 and IAS 39)	(337)	(321)	(321)

At beginning of period as restated	3,492	2,392	2,392
Implementation of IAS 32 and 39	(2,541)	—	—
Currency translation adjustments and other movements	—	(67)	(188)
Profit for the period	34	81	177
Dividends paid	(23)	(68)	(147)
Equity raised	69	1	1,260
Equity withdrawn	(124)	(2)	(2)

At end of period	907	2,337	3,492

Closing total equity	34,194	33,759	37,397

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES – STATUTORY RESULTS (continued)

9.	Analysis of contingent liabilities and commitments

	30 June 2005 £m	Statutory 31 December 2004 £m	Statutory 30 June 2004 £m
Contingent liabilities
Guarantees and assets pledged as collateral security	11,710	10,438	8,872
Other contingent liabilities	5,671	5,655	6,176

	17,381	16,093	15,048

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	201,886	179,230	155,726
Other commitments	3,398	1,547	2,542

	205,284	180,777	158,268

Total contingent liabilities and commitments	222,665	196,870	173,316

10.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (“the Act”). The statutory accounts for the year ended 31 December 2004 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

11.	Auditors’ review

The interim results have been reviewed by the Group’s auditors, Deloitte & Touche LLP, and their review report is set out on page 58.

12.	Form 6-K

A report on Form 6-K will be filed with the Securities and Exchange Commission in the United States.

13.	Date of approval

This announcement was approved by the Board of directors on 3 August 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS

The comparative data for 2004 regulatory ratios in the tables below are as previously published under UK GAAP.

	30 June 2005	31 December 2004	30 June 2004

Capital base (£m)
Ordinary shareholders’ funds and minority interests less intangibles	14,667	14,330	17,268
Preference shares and tax deductible securities	9,353	8,364	6,048

Tier 1 capital	24,020	22,694	23,316
Tier 2 capital	23,054	20,229	17,252

	47,074	42,923	40,568
Less: investments in insurance companies, associated undertakings and other supervisory deductions	(5,356)	(5,165)	(4,718)

	41,718	37,758	35,850

Weighted risk assets (£m)
Banking book
- on-balance sheet	294,300	261,800	232,600
- off-balance sheet	51,400	44,900	41,300
Trading book	20,200	17,100	13,700

	365,900	323,800	287,600

Risk asset ratio
- tier 1	6.6%	7.0%	8.1%
- total	11.4%	11.7%	12.5%

OTHER INFORMATION

	30 June 2005	31 December 2004	30 June 2004
Ordinary share price	£16.86	£17.52	£15.88
Number of ordinary shares in issue	3,182m	3,173m	3,141m
Market capitalisation	£53.7bn	£55.6bn	£49.9bn
Net asset value per ordinary share	£9.61	£8.62	£9.40
Employee numbers
Corporate Banking and Financial Markets	17,400	16,800	16,500
Retail Banking	32,400	32,200	30,600
Retail Direct	8,200	8,100	7,700
Wealth Management	4,100	4,100	4,100
Manufacturing	26,100	25,800	26,100
Citizens	25,400	24,000	14,600
RBS Insurance	20,300	19,500	19,500
Ulster Bank	4,300	4,100	4,100
Centre	2,200	2,000	1,900

Group total	140,400	136,600	125,100
Acquisitions in the year ended 30 June 2005	(10,900)	(9,600)	—

Underlying	129,500	127,000	125,100

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions and sections such as ‘Group Chief Executive’s review’ and ‘Financial review’.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

INDEPENDENT REVIEW REPORT TO THE ROYAL BANK OF SCOTLAND GROUP plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprises the condensed consolidated income statement, the condensed consolidated balance sheet, the condensed statement of changes in equity, the condensed consolidated cash flow statement and related notes 1 to 13 on pages 42 to 55 (“the financial information”). We have additionally been instructed by the company to review the pro forma comparative financial information for the six months ended 30 June 2004 which comprises the pro forma income statement, the pro forma divisional performance disclosures, and the related notes on pro forma results, set out on pages 10 to 27 and 30 to 34 (“the pro forma half year comparative financial information”), the basis of preparation for which is described in note 2 on page 33. We have read the other information contained in the interim results announcement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information or the pro forma half year comparative financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The interim report, including the financial information and pro forma half year comparative financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 1 of the financial information, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information for the six months ended 30 June 2005 or the pro forma half year comparative financial information for the six months ended 30 June 2004.

Deloitte & Touche LLP

Chartered Accountants

Edinburgh

3 August 2005

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL CALENDAR

2005 interim dividend payment	7 October 2005

2005 annual results announcement	28 February 2006

2005 final dividend payment	June 2006

2006 interim results announcement	4 August 2006

CONTACTS

Sir Fred Goodwin	Group Chief Executive	020 7672 0008
0131 523 2033

Fred Watt	Group Finance Director	020 7672 0008
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

For media enquiries:

Howard Moody	Group Director, Communications	020 7672 1923
07768 033562

Carolyn McAdam	Head of Group Communications	020 7672 1914
07796 274968

3 August 2005

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 August 2005

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell
Name:	H Campbell
Title:	Head of Group Secretariat